UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

First Quarter 2022 Results of International Game Technology PLC

On May 10, 2022, International Game Technology PLC (NYSE:IGT) (the “Company”) reported results for the quarter ended March 31, 2022.

On May 10, 2022, the Company also announced that the Board of Directors declared a quarterly cash dividend of $0.20 per share on its ordinary shares. The dividend is payable on June 7, 2022 to holders of record as of the close of business on May 24, 2022.

A copy of the news release relating to the above matters is set forth in Exhibit 99.1, which is being furnished herewith. In addition, a slide presentation relating to the results is set forth in Exhibit 99.2, which is being furnished herewith.

Other Matters

On May 5, 2022, the Board of Directors of the Company approved the appointment of Alessandro Vergottini, effective upon the conclusion of the Company’s Annual General Meeting on May 10, 2022, to replace Paolo Ceretti, as an observer under the observer agreement between the Company and De Agostini S.p.A. (“De Agostini”), previously filed as Exhibit 2.10 to the Company’s Annual Report on Form 20-F filed with the SEC on March 3, 2022 (the “Observer Agreement”). Alessandro Vergottini is the Chief Financial Officer of De Agostini.

The Observer Agreement was entered into between De Agostini and the Company permitting De Agostini to appoint an observer to attend meetings of the Company’s Board of Directors and shareholders, and to have access to relevant materials. On May 10, 2022, Alessandro Vergottini acknowledged and agreed to his appointment by De Agostini as an observer pursuant to the terms of the Observer Agreement, due to expire following the meeting of the Company’s Board of Directors at which the financial results for the third quarter of 2023 are reviewed.

The following exhibits are furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports First Quarter 2022 Results,” dated May 10, 2022
99.2	Presentation “International Game Technology PLC 2022 First Quarter Results period ended March 31, 2022,” dated May 10, 2022

EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Reports First Quarter 2022 Results,” dated May 10, 2022
99.2	Presentation “International Game Technology PLC 2022 First Quarter Results period ended March 31, 2022,” dated May 10, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2022	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

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